FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 22, 2004

Concordia Bus AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

Strictly Confidential

PRESS RELEASE

The Board of Directors in Concordia Bus BV, Concordia Bus Holding AB, Concordia Bus AB and Concordia Bus Nordic Holding AB (“Companies” or “Concordia Bus”) have decided that the following changes will be made in the Senior Management structure of Concordia Bus as of 30th June 2004:

Frode Larsen, CEO, will take on the role of Executive Chairman of the Board in Concordia Bus. This will allow Frode time to redirect his energies away from the day-to-day management and focus his attention on strategic initiatives.

Ragnar Norbäck who is the present COO of Concordia Bus will become the CEO. Ragnar who was introduced to investors in January has now had the time to conduct a complete review of the operations and will take on the additional roles that are required of a CEO. Ragnar was previously the Nordic General Manager of Nyman & Shultz AB / American Express and General Manager Sweden and Executive Vice President in Linjebuss AB Group.

Vasant Mistry, CFO, has resigned.  The board has initiated a search for a new CFO with an international recruitment company.

For further information, please contact:

Frode Larsen, CEO,	phone number + 47 67 83 29 33 or
mobile number + 47 92 80 00 02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date: June 22, 2004	By:	/s/ Vasant Mistry
Vasant Mistry Chief Financial Officer